
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                               (Amendment No. 1)

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                                      and

                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934

                               FORUM GROUP, INC.
                           (Name of Subject Company)

                              FG ACQUISITION CORP.
                          MARRIOTT INTERNATIONAL, INC.
                                   (Bidders)

                        Common Stock, Without Par Value
                         (Title of Class of Securities)

                                   349841304
                                ---------------
                     (CUSIP Number of Class of Securities)

            Edward L. Bednarz, Esq.                         Copy to:
             FG Acquisition Corp.                    Jeffrey J. Rosen, Esq.
         Marriott International, Inc.                   O'Melveny & Myers
              10400 Fernwood Road                555 13th St., N.W., Suite 500W
           Bethesda, Maryland 20817               Washington, D.C. 20004-1109
                (301) 380-9555                           (202) 383-5300
 (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and
      Communications on Behalf of Bidders)

                            February 20 and 21, 1996
                            ------------------------
        Date of Event(s) which require filing Statement on Schedule 13D

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------
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
Transaction Valuation/1/: $305,194,175    Amount of Filing Fee/2/: $61,039
--------------------------------------------------------------------------

/1/ For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) all outstanding shares of Common Stock of Forum Group, Inc., (ii) all shares of Common Stock of Forum Group, Inc. issuable pursuant to Stock Options vested as of February 15, 1996, and (iii) all shares of Common Stock of Forum Group, Inc. issuable upon exercise of outstanding warrants (other than warrants which are to be cancelled pursuant to agreements with the holders thereof), in each case at $13.00 net per share in cash.

/2/ The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by FG Acquisition Corp. for such shares.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:  $61,039    Filing Party:  FG Acquisition Corp.
                                                   Marriott International, Inc.
Form or
registration no.: Schedule 14D-1    Date Filed:  February 23, 1996

                        (CONTINUED ON FOLLOWING PAGE(S))
                             (Page 1 of  6 pages)

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (as it may be amended from time to time, the "Tender Offer Statement") of FG Acquisition Corp., an Indiana corporation (the "Purchaser") and a wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Parent"), filed on February 23, 1996 with the Securities and Exchange Commission (the "Commission") in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding shares of Common Stock, without par value (the "Shares"), of Forum Group, Inc. (the "Company"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 15, 1996 by and among the Company, the Purchaser and Parent.

     The Tender Offer Statement on Schedule 14D-1, as amended hereby, also constitutes a Statement on Schedule 13D with respect to the acquisition by the Purchaser and Parent of beneficial ownership of Shares subject to the Irrevocable Proxy dated as of February 20, 1996 by Forum Holdings, L.P., attached as Exhibit (c)(6) to the Tender Offer Statement (the "Forum Holdings Proxy"), and the Irrevocable Proxy dated as of February 20, 1996 by Apollo FG Partners, L.P., attached as Exhibit (c)(5) to the Tender Offer Statement (the "Apollo FG Proxy" and, collectively with the Forum Holdings Proxy, the "Irrevocable Proxies"). The cover page and item numbers and responses to the Tender Offer Statement are in accordance with the requirements of Schedule 14D-1.

     The Forum Holdings Proxy was delivered to representatives of the Purchaser on February 20, 1996 and the Apollo FG Proxy was delivered to representatives of the Purchaser on February 21, 1996.

     The Irrevocable Proxies cover all Shares now or hereafter owned by Forum Holdings, L.P. and Apollo FG Partners, L.P. As of February 15, 1996, Forum Holdings, L.P. and Apollo FG Partners, L.P. each held 9,079,568 Shares and warrants exercisable to purchase 350,072 Shares. Accordingly, the Irrevocable Proxies cover in the aggregate 18,159,136 Shares and warrants exercisable to purchase 700,144 Shares, or approximately 80 percent of all Shares on a fully diluted basis.

     As described in the the Offer to Purchase (see Introduction and Section 10. "Background of the Offer; the Merger Agreement; the Shareholder Agreements"), the Forum Holdings Proxy was delivered pursuant to Section 3 of the Agreement and Irrevocable Proxy dated as of February 15, 1996 by and among Parent, the Purchaser and Forum Holdings, L.P., attached as Exhibit (c)(2) to the Tender Offer Statement. The Apollo FG Proxy was delivered pursuant to Section 3 of the Agreement and Irrevocable Proxy dated as of February 15, 1996 by and among Parent, the Purchaser and Apollo FG Partners, L.P., attached as Exhibit (c)(3) to the Tender Offer Statement).

     Also as described in the Offer to Purchase (see Introduction and Section
10. "Background of the Offer; the Merger Agreement; the Shareholder Agreements"), Forum/Classic, L.P. entered into an agreement with Parent and the Purchaser dated as of February 15, 1996, attached as Exhibit (c)(4) to the Tender Offer Statement (the "Forum/Classic Agreement"). The Forum/Classic Agreement does not, however, provide for delivery of an irrevocable proxy. As of February 15, 1996, Forum Holdings, L.P., Apollo FG Partners and Forum/Classic, L.P. held in the aggregate 20,709,680 Shares and warrants exercisable to purchase 700,144 Shares, or approximately 91 percent of all Shares on a fully diluted basis.

     The Purchaser and Parent each expressly disclaims that it is the beneficial owner of any Shares for purposes of Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934.

     The Purchaser and Parent made certain minor corrections to Section 16 of the Offer to Purchase, dated February 23, 1996 (which was filed with the Commission on February 23, 1996 as Exhibit (a)(1) to the Schedule 14D-1), prior to the initial distribution to the shareholders of the Company of the printed Offer to Purchase. Accordingly, the Purchaser and Parent are hereby amending and supplementing the Schedule 14D-1 to add as an exhibit thereto a copy of the final printed version of such Offer to Purchase, as set forth below:


ITEM 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:


  Exhibit (a)(9)   Offer to Purchase, dated February 23, 1996 (final
                   printed version)

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 1996  FG ACQUISITION CORP.

                                                By:  /s/ G. Cope Stewart III
                                                     ----------------------
                                                     Name: G. Cope Stewart III
                                                     Title: Vice President

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 1996  MARRIOTT INTERNATIONAL, INC.

                                        By:  /s/ Joseph Ryan
                                             -------------------------------
                                             Name: Joseph Ryan
                                             Title: Executive Vice President

                                 EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------
Exhibit (a)(9)          Offer to Purchase, dated February 23, 1996 (final
                        printed version)



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